UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

World Wrestling Entertainment, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-16131	04-2693383
(State or other jurisdiction of incorporation or organization))	(Commission File Number)	(IRS Employer Identification No.)

1241 East Main Street, Stamford, CT	06902
(Address of principal executive offices)	(Zip Code)

James W. Langham, Senior Vice President, Deputy General Counsel & Assistant Secretary; (203) 352-8600
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022

Section 1- Conflict Minerals Disclosure

ITEM 1.01. Conflict Minerals Disclosure and Report

This Form SD (the “Report”) of World Wrestling Entertainment, Inc. ("WWE") has been prepared pursuant to Rule 13p-1 and Item 1.01 of Form SD promulgated under the Securities Exchange Act of 1934, as amended (collectively, the “Rule”), for the reporting period January 1, 2022 to December 31, 2022 (the “Reporting Year”). Unless the context indicates otherwise, “WWE,” “we,” “us,” and “our” refer to World Wrestling Entertainment, Inc. and its consolidated subsidiaries.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the "3TG Minerals", are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The "Covered Countries" for the purposes of the Rules and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. "Conflict Minerals" are 3TG Minerals that originate from a conflict zone in one or more of the Covered Countries.

During 2022, we contracted to manufacture one product, lapel pins, for which 3TG Minerals are necessary to its functionality or production (the “Covered Product”). We contract with a single third party supplier, who is also the product manufacturer, for the manufacture of the Covered Product. The manufacture is done to meet the specifications required by us for sale under the brand names that are owned or licensed by us. WWE does not directly manufacture any products, including the Covered Product. WWE does not directly purchase components or other supplies used to manufacture the Covered Product, nor do we directly purchase 3TG Minerals from mines, smelters or refiners. WWE is dependent on its supplier to provide information regarding the origin of 3TG Minerals contained in the Covered Product, and our efforts to work with our supplier to ensure compliance with regulations around conflict minerals are discussed in detail below.

Conflict Minerals Disclosure

For the Reporting Year, we identified one Covered Product, lapel pins, which contain 3TG Minerals. We have developed an internal procedure to enable us to identify products that may be Covered Products pursuant to the Rule and suppliers for such Covered Products, to conduct a reasonable country of origin inquiry (“RCOI”) (described further below), and if required by the Rule, to conduct due diligence on the source and chain of custody of any 3TG Minerals that originated from, or that we have reason to believe may have originated from, a Covered Country. (For the avoidance of doubt, WWE provides the RCOI supplier questionnaire to all suppliers contracted for the supply and manufacture of any and all of its products, and the results of our diligence efforts confirm that during the Reporting Year there was only one Covered Product subject to reporting under this Form SD.) Our internal procedures include the following: a team of employees in the Consumer Products Division and dedicated supervisor that are responsible for engagement with WWE’s manufacturers; a specific policy related to conflict minerals that is included in all manufacturer agreements; annual review of, and as appropriate updates to, the supplier questionnaire used to conduct the RCOI, prepared with consultation of outside legal counsel; and finally, oversight of the RCOI process and analysis of the annual questionnaire by WWE’s Deputy General Counsel.

Reasonable Country of Origin Inquiry

We conducted in good faith a RCOI designed to reasonably determine whether any of the 3TG minerals deemed necessary to the functionality or production of the Covered Product originated in a Covered Country or, instead, are from recycled or scrap sources, as defined in the Rule. Our RCOI focused on a supplier survey process that sought information about the sources of 3TG Minerals contained in the Covered Product. Our supplier (and manufacturer) for the lapel pins was asked to complete a survey, and we reasonably relied on the representations and certifications provided in the survey. We have reason to believe the representations and certifications from the Covered Product supplier were sufficiently accurate.

We reviewed the results of the surveys and other inquiries to reasonably determine the following: (1) there had been no significant changes respecting the Covered Product and its manufacture over the past year; (2) we continue to contract with the same supplier for the manufacture of the lapel pins, and this supplier continues to source its materials from the same source(s); (3) the manufacturer of the Covered Product did not source the 3TG Minerals from a Covered Country; and (4) the manufacturer of the Covered Product sourced the 3TG Minerals from recycled or scrap sources.

The information obtained by us as part of the RCOI was sufficiently robust and detailed that we have a reasonable, good faith belief that the 3TG minerals used to manufacture our Covered Product came from recycled or scrap sources, and not from a Covered Country.

The Report is publicly available on our Investor Relations site available through https://corporate.wwe.com/investors/sec-and-other-documents/sec-filings, as well as the SEC’s EDGAR database at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

World Wrestling Entertainment, Inc.

Date: May 31, 2023	By:	/s/ Lauren A. Dienes-Middlen
		Name:	Lauren A. Dienes-Middlen
		Title:	SVP, Deputy General Counsel